SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 23, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the First Extraordinary General Meeting for 2013

The Board and all its directors guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	No amendment was proposed to the resolutions proposed at the meeting and there was no situation where a resolution did not pass.

•	No changes were made to the resolutions of the previous shareholders meetings at the meeting.

I.	The convening and attendance of the EGM

The First Extraordinary General Meeting for 2013 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held at 2:00 p.m. on Tuesday, 22 October 2013 at Jinshan Roller-skating Stadium, Jinshan District, Shanghai. Shareholders of the Company who were entitled to attend the EGM held an aggregate of 7.2 billion voting shares. No shareholder of the Company who was entitled to attend the EGM was required to abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), nor was required to abstain from voting under the Hong Kong Listing Rules. In connection with the convening of the EGM:

Total number of shareholders and authorised proxies physically present at the EGM		34
including:	number of A-Share Holders	30
	number of H-Share Holders	4
Total number of shares with voting rights (Shares)		5,949,410,851
including:	total number of shares held by A-Share Holders	3,657,289,750
	total number of shares held by H-Share Holders	2,292,121,101
Percentage of total issued shares of the Company with voting rights (%)		82.63
including:	percentage of total issued shares held by A-Share Holders	50.79
	percentage of total issued shares held by H-Share Holders	31.84

The EGM was convened by the board of directors (the “Board”) of the Company, and Mr. Wang Zhiqing, Chairman of the Company, presided over the meeting. The Board had eleven directors, six of whom attended the EGM. Mr. Gao Jinping, Mr. Li Honggen, Mr. Zhang Jianping, and Mr. Xiang Hanyin, directors of the Company, Mr. Cai Tingji, an independent non-executive director of the Company, attended the EGM. Mr. Wu Haijun, Vice Chairman of the Company, Mr. Ye Guohua and Mr. Lei Dianwu, directors of the Company, Mr. Shen Liqiang and Mr. Jin Mingda, independent non-executive directors of the Company, were absent from the EGM due to business engagements. The Supervisory Committee of the Company had six supervisors, four of whom attended the EGM. Mr. Zuo Qiang, Ms. Li Xiaoxia, Mr. Chen Xinyuan and Mr. Zhou Yunnong, supervisors of the Company, attended the EGM. Mr. Zhai Yalin and Mr. Wang Liqun, supervisors of the Company, were absent from the EGM due to business engagements. Mr. Zhang Yimin, the proposed director, attended the EGM. Mr. Zhang Jingming, the Secretary to the Board, attended the EGM. The convening and voting of the EGM complied with the relevant regulations of the Company Law of the PRC and the articles of association of the Company.

II.	Voting results of resolutions

The following ordinary resolution was considered and passed at the EGM through voting by way of poll:

1.	The appointment of Mr. Zhang Yimin as an independent non-executive director of the Company’s seventh session of the Board;

	Shares voted in favor (number of Shares)	Shares voted against (number of Shares)	Percentage of Shares voted in favor*
Voting results of shareholders	4,292,698,417	1,057,000	99.98%

*	Percentage of shares voted in favor refers to the proportion of shares voted in favor by the shareholders accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders (or their proxies) attending the EGM. (The same below)

The following special resolution was considered and passed at the EGM through voting by way of poll:

2.	The Company’s proposal on distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund.

	Shares voted in favor (number of Shares)	Shares voted against (number of Shares)	Percentage of Shares voted in favor*
Voting results of shareholders	4,293,291,917	412,500	99.99%

The above resolutions were passed at the EGM. The Company had appointed its international auditor for the year 2013, PricewaterhouseCoopers, as the scrutineer of the EGM to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Illustration of Proposed distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund

The relevant resolutions of proposed distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund (“Capitalisation Issue and Cash Dividend”) have been approved at the First A Shareholders Class Meeting for 2013 and the First H Shareholders Class Meeting for 2013. The Company will execute the Capitalisation Issue and Cash Dividend.

(i) Pursuant to Article 213 of the articles of association of the Company, the Company declares dividends to its shareholders in Renminbi. Dividends payable to the A Shareholders shall be paid in Renminbi whilst dividends payable to the H Shareholders shall be paid in Hong Kong dollars, and in the latter case, the following conversion formula shall apply:

Amount of dividends in Renminbi
Conversion rate for	=	Average of the closing exchange rates for the Hong Kong
dividends in HK		dollar as announced by the Foreign Exchange Trading Centre
Dollar		of the PRC for the calendar week preceding the date on
which dividends are declared

For the purpose of payment to the H Shareholders of the Company of Capitalisation Issue and Cash Dividend, the average of the median exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends were declared (that is, Tuesday, 22 October 2013) is HK$100 for RMB 79.1888. Therefore, there will be a dividend of HK$ 0.0631 per H Share of the Company (tax inclusive).

The Capitalisation Issue and Cash Dividend will be paid and issued to the Shareholders whose names appear on the register of H Shareholders of the Company on Monday, 4 November 2013, which will be closed from Monday, 28 October 2013 to Monday, 4 November 2013 (both days inclusive), during which period no transfer of shares will be effected. In order to be qualified for the entitlement of the Capitalisation Issue and Cash Dividend, all transfer instruments accompanied by the relevant share certificates must be lodged by the H Shareholders with the Company’s H-share registrar, Hong Kong Registrars Limited at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Friday, 25 October 2013.

For those H shareholders, please note: for details of the time arrangement and withholding of both enterprise income tax and individual income tax in relation to the Capitalisation Issue and Cash Dividend, please refer to the circular distributed to H Shareholders on 6 September 2013 or the notice of the First Extraordinary General Meeting for 2013, which are uploaded to the websites of Hong Kong Exchanges and Clearing Limited and the Company on the same day.

(ii) The implementation of A Shares Capitalisation Issue and Cash Dividend will be announced separately

For those A Shareholders of circulating shares with trading restrictions (original non-circulating A shares), please note: the Company will entrust China Securities Depository and Clearing Corporation Limited Shanghai Branch to distribute the cash dividend of Capitalisation Issue and Cash Dividend. For those holders of circulating A share with trading restrictions, please follow the designated trading procedure and other related procedures in a timely manner to in order to receive the cash dividend promptly.

IV.	Lawyer’s certification

As certified by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Ms. Huo Wanhua of the Company’s legal advisors as to the PRC law, Beijing Haiwen & Partners, “the convening and holding of the EGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the EGM and the voting procedures adopted at the EGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the EGM are legally valid”.

V.	Documents available for inspection

1.	Resolutions passed at the First Extraordinary General Meeting in 2013, signed and confirmed by the directors, supervisors and the Secretary to the Board who attended thereat, and applied with the chop of the Company; and

2.	The Legal Opinion.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 22 October 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the First H Shareholders Class Meeting for 2013

The Board and all its directors guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	No amendment was proposed to the resolutions proposed at the meeting and there was no situation where a resolution did not pass.

•	No changes were made to the resolutions of the previous shareholders meetings at the meeting.

I.	The convening and attendance of the meeting

The First H Shareholders Class Meeting for 2013 (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held in the afternoon on Tuesday, 22 October 2013 at Jinshan Roller-skating Stadium, Jinshan District, Shanghai, immediately after the conclusion of the A Shareholders Class Meeting for 2013. H shareholders of the Company who were entitled to attend the Meeting held an aggregate of 2.33 billion voting shares. No shareholder of the Company who was entitled to attend the Meeting was required to abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), nor was required to abstain from voting under the Hong Kong Listing Rules. In connection with the convening of the Meeting:

Total number of H Shareholders and authorized proxies physically present at the Meeting	4
Total number of H-shares with voting rights (Shares)	2,292,121,101
Percentage of total entitled to attend the Meeting and issued H-shares of the Company with voting rights (%)	98.37

The Meeting was convened by the board of directors (the “Board”) of the Company, and Mr. Wang Zhiqing, Chairman of the Company, presided over the meeting. The Board had twelve directors, seven of whom attended the Meeting. Mr. Gao Jingping, Mr. Li Honggen, Mr Zhang Jianping and Mr. Xiang Hanyin, directors of the Company, Mr. Cai Tingji and Mr. Zhang Yimin, independent non-executive directors of the Company, attended the Meeting. Mr. Wu Haijun, Vice Chairman of the Company, Mr. Ye Guohua, and Mr. Lei Dianwu, directors of the Company, Mr. Shen Liqiang and Mr. Jin Mingda, independent non-executive directors of the Company, were absent from the Meeting due to business engagements. The Supervisory Committee of the Company had six supervisors, four of whom attended the Meeting. Mr. Zuo Qiang, Ms. Li Xiaoxia, Mr. Chen Xinyuan and Mr. Zhou Yunnong, supervisors of the Company, attended the Meeting. Mr. Zhai Yalin and Mr. Wang Liqun, supervisors of the Company, were absent from the Meeting due to business engagements. Mr. Zhang Jingming, the Secretary to the Board, attended the Meeting. The convening and voting of the Meeting complied with the relevant regulations of the Company Law of the PRC and the articles of association of the Company.

II.	Voting results of resolutions

The following special resolution was considered and passed at the Meeting through voting by way of poll:

The Company’s proposal on distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund

	Shares voted in favor (number of Shares)	Shares voted against (number of Shares)	Percentage of Shares voted in favor*
Voting results of H shareholders	636,070,921	424,300	99.93%

*	Percentage of shares voted in favor refers to the proportion of shares voted in favor by the shareholders accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders (or their proxies) attending the Meeting.

The above resolution was passed at the Meeting. The Company had appointed its international auditor for the year 2013, PricewaterhouseCoopers, as the scrutineer of the Meeting to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Lawyer’s certification

As certified by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Ms. Huo Wanhua of the Company’s legal advisors as to the PRC law, Beijing Haiwen & Partners, “the convening and holding of the First H Shareholders Class Meeting for 2013, the qualification of the convener, the qualifications of shareholders or proxies who attended the Meeting and the voting procedures adopted at the Meeting were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the Meeting are legally valid”.

IV.	Documents available for inspection

1.	Resolutions passed at the First H Shareholders Class Meeting for 2013, signed and confirmed by the directors, supervisors and the Secretary to the Board who attended thereat, and applied with the chop of the Company; and

2.	The Legal Opinion.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 22 October 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are set out below.

Executive Director, Chairman

Wang Zhiqing

Executive Director, Vice Chairman

Wu Haijun

Executive Director, Vice Presidents

Gao Jinping

Li Honggen

Zhang Jianping

Executive Director, Chief Financial Officer

Ye Guohua

Non-executive Directors

Lei Dianwu

Xiang Hanyin

Independent Non-executive Directors

Shen Liqiang

Jin Mingda

Cai Tingji

Zhang Yimin

There are 3 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee Director	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Wang Zhiqing			C
Wu Haijun
Gao Jinping
Li Honggen
Ye Guohua		M
Zhang Jianping
Lei Dianwu
Xiang Hanyin
Shen Liqiang	M	M	M
Jin Mingda	M	C	M
Cai Tingji	C
Zhang Yimin

Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees